811-2699 (Growth Series)
Branch 18

40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2005
WASH. D.C.
185
SECTION

August 19, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker
Frank S. Bayley
James T. Bunch
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Robert H. Graham
Gerald J. Lewis
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Larry Soll
Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an additional **Memorandum Opinion & Order** and **Final Judgment** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker
Frank S. Bayley
James T. Bunch
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Robert H. Graham
Gerald J. Lewis
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Larry Soll
Mark H. Williamson


SEP 29 2005
THOMSON

S:\srr\Litigation\Hogan v AIM\Corr\L-081905SEC.doc
081905 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	CIVIL ACTION NO. 3:05-CV-0073P
v.	§	
BOB R. BAKER, ET AL.,	§	
Defendants.	§	

MEMORANDUM OPINION & ORDER

Now before the Court are the AIM Defendants' Motion to Dismiss and the Independent Trustee Defendants' Joinder in Support of the AIM Parties' Motion to Dismiss ("Independent Trustees' Joinder"). The AIM Defendants filed their Motion on May 18, 2005.[1] Independent Trustee Defendants also filed their Joinder on May 18, 2005.[2] Plaintiffs Avo Hogan and Julian W. Meadows filed a Response to both filings on June 7, 2005. AIM Defendants and Independent Trustee Defendants each filed a Reply on June 29, 2005. After considering the parties' arguments and briefing, the pleadings, and the applicable law, the Court GRANTS the AIM Defendants' Motion to Dismiss.

I. Background

Defendants AIM Advisors, Inc., AIM Capital Management, Inc., and INVESCO

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[1] "AIM Defendants" consist of AIM Investments, Ltd., AIM Advisors, Inc., AIM Capital Management, Inc., INVESCO Institutional (N.A.), Inc., Mark H. Williamson, and Robert H. Graham. Defendants assert, and Plaintiffs do not contest, that AIM Investments, Ltd. is a non-existent entity. Therefore, the Court does not hereafter address this entity as a party.

[2] "Independent Trustee Defendants" consist of Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald H. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, and Larry Soll.

Institutional (N.A.), Inc., (collectively "the Advisor Defendants") are registered investment advisors responsible for management of the AIM Family of Funds (the "Funds"), which consists of approximately seventy open-ended mutual funds organized as Delaware statutory trusts. Defendants Mark Williamson, Robert H. Graham and the Independent Trustees are trustees of the Funds.[3] For simplicity, all aforementioned defendants are collectively referred to as the "Defendants." Plaintiffs Julian W. Meadows and Avo Hogan ("Plaintiffs") are investors in the Funds. Plaintiff Julian W. Meadows invests in the AIM Capital Development Fund, and Plaintiff Avo Hogan invests in the AIM Large Cap Capital Growth Fund and the AIM Dynamics Fund.

Plaintiffs filed suit on January 11, 2005, purporting to advance claims on behalf of "all persons who owned one of the Funds at any time between January 10, 2000 through January 10, 2005 and who suffered damages thereby" (the "Class"). (Pls.' Compl. at 4.) Plaintiffs allege that Defendants breached fiduciary duties and duties of care owed to the Plaintiffs and members of the Class when Defendants failed to ensure that the Funds participated in more than 100 class action settlements for which the Funds were eligible. (*Id.* at 4, 9-14.) Plaintiffs contend that if the Defendants had submitted Proof of Claim Forms on behalf of the Funds in these cases, the settlement funds would have increased the total assets held by the Funds and such increase would have been immediately allocated to the then-current investors. (*Id.* at 14.) According to Plaintiffs, by failing to submit Proof of Claim forms, Defendants wrongfully forfeited Plaintiffs' portion of any recovery obtained in the securities class actions. (*Id.*) Plaintiffs' Complaint contains five counts: (I) Count I alleges that Defendants breached the fiduciary duties they owed

[3] Defendants Williamson and Graham are interested trustees rather than "Independent Trustees," because they are officers of one or more of the Advisor Defendants.

Plaintiffs and members of the Class by failing to submit the Proof of Claim forms; (II) Count II alleges that Defendants were negligent in failing to protect and maximize each individual's investment in the Funds; (III) Count III alleges that Defendants breached their fiduciary duty arising under Section 36(a) of the Investment Company Act ("ICA") by failing to submit Proof of Claim forms; (IV) Count IV alleges that Advisor Defendants breached their fiduciary duty arising under Section 36(b) of the ICA; and (V) Count V alleges that agreements between Advisor Defendants and the Funds were performed in violation of the ICA, and are therefore unenforceable.

Defendants now move for dismissal. First, AIM Defendants ask the Court to dismiss all counts of Plaintiffs' Complaint because Plaintiffs lack standing to assert any claims against Defendants. Second, AIM Defendants ask the Court to dismiss Counts I, II, III, and V because Plaintiffs' claims are derivative and Plaintiffs failed to comply with Rule 23.1 and applicable state law governing derivative claims. Third, AIM Defendants ask the Court to dismiss Count III because no private right of action exists under ICA Section 36(a). Fourth, AIM Defendants ask the Court to dismiss Count IV because Plaintiffs fail to state a claim under ICA Section 36(b). Finally, AIM Defendants ask the Court to dismiss Count IV because Plaintiffs' Complaint fails to state a claim for violation of any provision of the ICA. Independent Trustee Defendants join in and incorporate by reference the arguments set forth by the AIM Defendants. Additionally, the Independent Trustees allege that the business judgment rule provides them with an additional ground for dismissal. However, as discussed below, the Court finds AIM Defendants' second and fourth arguments dispositive of all of Plaintiffs' Claims. Therefore, the Court does not address Defendants' remaining arguments.

II. Discussion

A. Nature of Plaintiffs' Claims

Defendants contend that Counts I, II, III, and V must be dismissed because Plaintiffs' claims are derivative and Plaintiffs failed to make the requisite pre-suit demand on the AIM board of directors. (Defs.' Mem. in Supp. at 5.) Plaintiffs argue that because Plaintiffs and the putative Class have been injured directly, their claims have been properly brought as a direct action and thus no demand is required. (Pls.' Mem. in Opp'n at 6.)

To determine whether a claim is direct or derivative, the Court must first look to the law of the state in which the fund was incorporated. *See Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 108-09 (1991). Defendants correctly assert, and Plaintiffs do not contest, that Delaware law applies to Plaintiffs' claims. Because the Funds are organized as Delaware statutory trusts, Delaware law governs. *See id.*

Under Delaware law, the distinction between derivative and direct actions depends upon whether the individual shareholder or the corporation as a whole is directly injured by the alleged wrongdoing. *Kramer v. Western Pacific Indus., Inc.*, 546 A.2d 348, 351 (Del. 1988). When the corporation as a whole is injured, a derivative action permits an individual stockholder to bring suit on behalf of the corporation provided the shareholder has first made a demand on the board of directors to take remedial action. Fed. R. Civ. P. 23.1; *Tooley*, 845 A.2d at 1036. However, if a stockholder can demonstrate injury distinct from that suffered by the corporation, no pre-suit demand is required, and he may pursue relief in a direct action. *Kamen*, 500 U.S. at 95. The Delaware Supreme Court recently clarified this standard in *Tooley v. Donaldson, Lufkin, & Jenrette, Inc.*, 845 A.2d 1031, 1035 (Del. 2004). *Tooley* states that in order to assert a direct action, the stockholder must demonstrate that his injury is independent of any alleged injury to the corporation. *Id.* at 1039. That is, the stockholder must show that "the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation." *Id.*

Plaintiffs set forth three arguments in support of their contention that their claims are properly brought as a direct action. First, Plaintiffs argue that the ICA provides mutual fund investors standing to assert their claims directly. (Pls.' Mem. in Opp'n at 6-7.) Second, Plaintiffs argue that the law does not require their claims to be brought derivatively because of the unique character of mutual funds. (*Id.* at 7-9.) Third, Plaintiffs argue that Defendants' breach of the fiduciary duty owed directly to them and the putative Class constitutes a direct injury, providing Plaintiffs a separate premise for pursuing their claims directly. (*Id.* at 9-10.) The Court addresses each of these arguments in turn.

In support of their first argument, Plaintiffs cite multiple holdings which purportedly espouse the notion that the ICA provides fundholders standing to pursue relief through a direct action. (Pls.' Mem. in Opp'n at 6.) Specifically, Plaintiffs place great weight upon *Strougo v. Bassini*, 282 F.3d 162, 176-77 (2d Cir. 2002), where the court held that a direct action was appropriate under section 36(a), 36(b), and 48 of the ICA. (Pls.' Mem. in Opp'n at 6-7.) Plaintiffs also point to *In re ML-Lee Acquisition Fund II*, 848 F. Supp. 527, 532 (D. Del. 1994), and *Langner v. Brown*, 913 F. Supp. 260, 266 (S.D.N.Y. 1996), which also held that a plaintiff could maintain a direct action under the ICA. (Pls.' Mem in Opp'n at 6.)

Although, in certain circumstances, individual investors may assert direct actions, the cases Plaintiffs point to do not stand for the proposition that investors generally have standing to pursue their claims directly under the ICA. In *Strougo* and *In re ML-Lee*, the individual shareholders were able to demonstrate an independent injury, and therefore, could bring direct actions. For example, the court in *Strougo* permitted a direct action because "the acts that allegedly harmed the shareholders increased the Funds' assets." *Strougo*, 282 F.2d at 175. Accordingly, the corporation could not pursue relief for the injuries because they were suffered by the shareholders alone. Further, *Strougo* directly undercuts Plaintiffs' argument by reasoning that a "[d]iminution in value of the corporate assets is insufficient direct harm to give the shareholder standing to sue in his own right." *Id.* at 167 (citing *Rand v. Ananconda-Ericsson, Inc.*, 794 F.2d 843, 849 (2d Cir. 1986)).

The court in *In re ML-Lee* held that fundholders could maintain a direct action after alleging that the fund they invested in was fraudulently created to bolster other failing investments of the defendants. 848 F. Supp. at 543. In that case, "if damages were recoverable only by the corporation, the defendants would be compensated for their own wrongdoing." *Id.* As such, the fundholders' claims were found to be sufficiently distinct to maintain a direct action. *See id.*

In *Langner*, an investor's derivative claims were dismissed for failure to make a pre-suit demand, but a claim under section 36(b) of the ICA survived. 913 F. Supp. at 266. Plaintiffs imply that because the *Langner* court did not dismiss the 36(b) claim, all 36(b) claims under the ICA are direct. (*See* Pls.' Mem. in Opp'n at 6.) The ICA claim only survived, however, because section 36(b) claims do not require a pre-suit demand. *Langner*, 913 F. Supp. at 266. Moreover, because Defendants do not move to dismiss Plaintiffs' 36(b) claim based on its derivative nature, *Langner* is inapplicable. As such, Plaintiffs' first argument fails.

Next, Plaintiffs argue that the law does not require their claims to be brought derivatively because mutual fund ownership is distinguishable from stock ownership. (Pls.' Mem. in Opp'n at 7-8.) According to Plaintiffs, "[because of] the unique structure of mutual funds and investment companies, it is the individual investors, rather than the funds, that suffer the consequences of Defendants' failure to ensure participation in securities class action settlements." (*Id.* at 7.) More specifically, Plaintiffs assert that "mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is *immediately* passed on *directly to the fund investors*." (*Id.* at 8 (emphasis in original).) In support of this assertion, Plaintiffs point to *Strigliabiotti v. Franklin Resources*, No. C 04-00883, 2005 WL 645529, at *7 (N.D. Cal.), which allowed an investor to proceed with a direct action based on the "unique structure" of mutual funds. (*See* Pls.' Mem. in Opp'n at 8.) However, the Court is unpersuaded that the distinction between mutual fund ownership and stock ownership described by Plaintiffs is sufficient to transform their claims from derivative to direct.

While *Strigliabiotti* is on point, its reasoning is at odds with the overwhelming majority of courts who have addressed this issue.[4] In fact, *Strigliabotti* does not cite any applicable case law in reaching its holding. Further, the facts in *Mutchka v. Harris*, No. SACVO0534JVSANX, 2005 WL 1414304 at * 6 (C.D. Cal.), a conflicting case decided after *Strigliabotti*, are

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[4] Determining whether a claim is direct or derivative "must turn *solely* on the following questions: (1) who suffered the alleged harm (the corporation or the suing [party] individually); and (2) who would receive the benefit of any recovery or other remedy (the corporation or the suing [party] individually)?" *Tooley v. Donaldson, Lufkin, & Jenrette, Inc.*, 845 A.2d 1031, 1033 (Del. 2004); *see also Lapidus v. Hecht*, 232 F.3d 679, 683 (9th Cir. 2000) (mutual fundholder does not have standing to maintain a direct claim "when the only injury to [him] is the indirect harm which consists of the diminution in the value of shares."); *Gordon v. Fundamental Investors, Inc.*, 362 F. Supp. 41, 46-7 (S.D.N.Y. 1973) (rejecting contention that a "mutual fund differs from the ordinary business corporation" and should be treated differently for standing, as Plaintiffs assert here).

practically identical to the facts in the case at hand.[5]

In *Mutchka*, the court quickly rejected the exact argument that Plaintiffs make here. *Id.* Instead of focusing on the "unique structure" of mutual funds, the *Mutchka* court focused on whether the investors' injury was distinct from that suffered by the corporation. *See id.* The *Mutchka* court reasoned that an investor, whether investing in stocks or mutual funds, is not injured by a diminution in share value until he sells his shares and "the fact that the funds' value is calculated daily does not make the alleged injury any more direct." *Id.* Similarly, in the case at hand, the misconduct alleged by Plaintiffs did not injure Plaintiffs or any other Fundholders directly, but instead injured them indirectly as a result of their investment in the Funds.

Further, several courts applying Delaware law have held that if the only injury to an investor is the indirect harm which consists of the diminution in the value of his or her shares, the suit must be derivative. *See, e.g., Smith v. Waste Management Inc.*, 407 F.3d 381, 385 (5th Cir. 2005), 407 F.3d at 385; *In re ML Lee*, 848 F. Supp. at 543. Defendants' alleged failure to ensure that the Funds participated in the settlements injured the Funds' investors as well as the Funds as a whole. As such, Plaintiffs cannot prove their injury without also simultaneously proving an injury to the corporation. Therefore, Plaintiffs' second argument fails.

Plaintiffs' final argument is also without merit. Plaintiffs assert that Defendants' breach of the fiduciary duty owed directly to them and the putative Class provides Plaintiffs with a separate premise for pursuing their claims directly. (Pls.' Mem. in Opp'n at 9-10.) Again, Plaintiffs cannot demonstrate that the injury they allegedly suffered is distinct from that suffered

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[5] The *Mutchka* court reached its holding by applying Massachusetts law. However, under Massachusetts and Delaware law, the test for determining whether a claim is derivative or direct is the same. *Compare Tooley*, 845 A.2d at 1033 *with Sarin v. Ochsner*, 721 N.E.2d 932, 934 (Mass. App. Ct. 2000).

by the corporation.

Under Delaware law, fundholders may bring a derivative suit to obtain relief for "breaches of fiduciary duty directors and officers owe the corporation." *Schuster v. Gardner*, 25 Cal. Rptr. 3d 468, 474 (Cal. Ct. App. 2005). "An individual cause of action exists only if damages to the shareholders were not incidental to damages to the corporation." *Id.* Further, "a claim of mismanagement," resulting in a devaluation of stock, "represents a direct wrong *to the corporation* that is indirectly experienced by all shareholders." *Id.* at 477 (citing *Kramer*, 546 A.2d at 353). Accordingly, Plaintiffs' claims are entirely derivative in nature. Therefore, the Court finds that Plaintiffs lack standing to pursue relief in a direct action.

Because Plaintiffs' claims are derivative and there has been no pre-suit demand on the AIM board of directors, the Court GRANTS Defendants' Motion to Dismiss as to Counts I, II, III, and V of Plaintiffs' Complaint.

B. Failure to State a Claim under ICA section 36(b)

Defendants next contend that Count IV of Plaintiffs' Complaint must be dismissed because Plaintiffs fail to state a claim for breach of fiduciary duty under section 36(b) of the ICA. Specifically, Defendants maintain that section 36(b) is limited in scope, providing a cause of action only when an investment advisor charges excessive fees. (Defs.' Mem. in Supp. at 8-9.) Because Plaintiffs allege a breach of fiduciary duty solely in regards to Defendants' failure to submit Proof of Claim Forms, Defendants argue that Plaintiffs have failed to demonstrate the requisite connection between their breach of fiduciary duty claim and excessive advisory fees. (*Id.*) As such, Defendants maintain that Plaintiffs' claim under 36(b) cannot stand. (*Id.*) Plaintiffs do not dispute that a relationship between advisory fees and Defendants' wrongful conduct must exist but urge a more liberal application of the ICA. (Pls.' Mem. in Opp'n at 14.) Plaintiffs argue that Defendants' receipt of advisory fees while breaching their *general* fiduciary duty violates section 36(b), and as a result, "any and all compensation received for [Defendants'] services to Fund shareholders is excessive." (*Id.*) Because the parties disagree as to the interpretation of section 36(b), the Court must determine the scope of the statute.

Section 36(b) recognizes a "fiduciary duty with respect to the receipt of compensation for services." 15 U.S.C. § 80a-35(b). Defendants assert, and several courts have recognized that "[s]ection 36(b) is sharply focused on the question of whether the [advisory] fees themselves were excessive." (Defs.' Mem. in Supp. at 9 (citing *Kamen,* 908 F.2d 1338, 1339-1440)); *see also Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 328 (4th Cir. 2001). Nevertheless, Plaintiffs argue that Defendants are not entitled to any compensation "as a result of their systematic breaches of fiduciary duty." (Pls.' Mem. in Opp'n at 14.) In support of their argument, Plaintiffs rely on *Krantz v. Prudential Invs. Fund Mgmt. L.L.C.*, 77 F. Supp. 2d 559, 565 (D.N.J. 1999), which states that "receipt of compensation while breaching a fiduciary duty violates [s]ection 36(b)" and *Royal Carbo Corp. v. Flameguard, Inc.*, 229 A.D.2d 430, 430 (N.Y. App. Div. 1996), which held that "one who [breaches] a duty of fidelity . . . is not entitled to compensation." However, the Court is not persuaded that 36(b) is intended to be interpreted as broadly as Plaintiffs posit.

The court in *Mutchka* rejected the exact argument Plaintiffs make here and held that 36(b) is applicable solely to claims of excessive advisory fees. 2005 WL 1414304, at *3. The court reasoned that, otherwise, "a claim would always be tenable under [s]ection 36(b) whenever an investment advisor breached *any* fiduciary duty." *Id.* Finding the reasoning in *Krantz* unpersuasive, the *Mutchka* court emphasized that "to conclude that *any* fee is excessive merely because investment advisors allegedly have breached some other fiduciary duty is inconsistent with the meaning of the statute." *Id.* Other courts have similarly construed the scope of 36(b). *See Migdal*, 248 F.3d at 329 (finding that "[g]eneral breach of fiduciary claims . . . are not properly within the scope of section 36(b)."); *Kamen*, 908 F.2d at 1339-40 (stating that 36(b) must be narrowly construed in regards to excessive advisory fees). Finding *Mutchka* and related case law persuasive, the Court finds that 36(b) is limited to breaches of fiduciary duty involving investment advisory fees and does not extend to *general* breaches of fiduciary duty.

To state a claim for a violation of section 36(b), Plaintiffs must assert specific facts demonstrating that Defendants' advisory fees are excessive. *Migdal*, 248 F.3d at 327. Defendants correctly point out that Plaintiffs' 36(b) claim makes no mention of fees. Instead, Plaintiffs' allege a breach of a *general* fiduciary duty - purported mismanagement of the Funds by failing to submit Proof of Claim Forms. Accordingly, section 36(b) is not applicable to Plaintiffs' claim, and the Court GRANTS Defendants' Motion to Dismiss as to Count IV of Plaintiffs' Complaint.

III. Conclusion

For the foregoing reasons, the Court GRANTS the AIM Defendants' Motion to Dismiss. All of Plaintiffs' claims against all Defendants are hereby dismissed.

It is so ordered.

Signed this 12th day of August 2005.



JORGE A. SOLIS
UNITED STATES DISTRICT JUDGE